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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                               SCHEDULE 14D-1/A
            Tender Offer Statement Pursuant To Section 14(d)(1) of
                      the Securities Exchange Act of 1934
                               (Final Amendment)
                                      and
                              AMENDMENT NO. 2 TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

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                   BALCOR/COLONIAL STORAGE INCOME FUND - 85,
                        AN ILLINOIS LIMITED PARTNERSHIP
                           (Name of Subject Company)

                      ----------------------------------

                             PUBLIC STORAGE, INC.
                                   (Bidder)

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                       Interests in Limited Partnership
                        (Title of Class of Securities)

                      ----------------------------------

                                     NONE
                     (CUSIP Number of Class of Securities)

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                            DAVID B.H. MARTIN, JR.
                            Hogan & Hartson L.L.P.
                           555 Thirteenth Street, NW
                             Washington, DC  20004
                                (202) 637-5600
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

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                        CALCULATION OF REGISTRATION FEE

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

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 Transaction Valuation *                        Amount of Filing Fee

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
       $14,538,300                                      $2,908
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

*  This Tender Offer Statement on Schedule 14D-1/A and Amendment No. 2 to
Schedule 13D is being filed in connection with an Offer made by Public Storage, Inc. to acquire up to 69,230 of the outstanding Limited Partnership interests in Balcor/Colonial Storage Income Fund - 85, an Illinois Limited Partnership. The total value of the transaction was estimated solely for purposes of calculating the filing fee.

     [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  Not Applicable
               Form or Registration No.:
               Filing Party:
               Date Filed:
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     1)   Name of Reporting Person:  Public Storage, Inc.

          S.S. or I.R.S. Identification No. of Above Person:  95-355121



     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          [_]  (a)___________________________________________________________

          [_]  (b)___________________________________________________________


     3)   SEC Use Only_______________________________________________________


     4)   Sources of Funds (See Instructions):  WC


     5) [_] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).


     6)   Citizenship or Place of Organization:  California


     7)   Aggregate Amount Beneficially Owned by Each Reporting Person:
          25,838.779 Limited Partnership interests.


     8) [_] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).


     9)   Percent of Class Represented by Amount in Row 7:  9.3%


    10)   Type of Reporting Person (See Instructions):  CO

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                                 INTRODUCTION
                                 ------------

          This filing is a combined Schedule 14D-1/A Tender Offer Statement, Final Amendment, and Amendment No. 2 to Schedule 13D. The Tender Offer Statement on Schedule 14D-1/A relates to an offer to purchase by Public Storage, Inc., a California corporation (the "Company"), up to 69,230 of the limited partnership interests (the "Interests") of Balcor/Colonial Storage Income Fund - 85, an Illinois Limited Partnership, at a net cash price per Interest of $210, upon the terms and subject to the conditions set forth in the Offer to Purchase filed on August 29, 1996 (the "Offer") and the related Letter of Transmittal, as amended by the Schedule 14D-1/A, Amendment No. 1 filed on September 30, 1996. The Amendment No. 2 to Schedule 13D relates to the Company's ownership of Interests, and amends the information on Schedule 13D dated April 22, 1996 as amended by Amendment No. 1 to Schedule 13D filed on August 29, 1996.

          The Offer expired on September 30, 1996, at 5:00 p.m., New York City time. At the expiration of the Offer, 4,438.5 Interests (representing approximately 1.6% of the outstanding Interests) had been submitted pursuant to the Offer. The Company has notified the Depositary that it intends to accept for payment all 4,438.5 Interests tendered pursuant to its Offer subject to confirmation that such Interests have been validly tendered in accordance with the terms of the Offer.

Item 6.   Interest in Securities of the Subject Company.
          ---------------------------------------------

          Item 6(a) and (b) are hereby amended as follows:

          The Company has notified the Depositary that it intends to accept for payment all 4,438.5 Interests (representing approximately 1.6% of the outstanding Interests) tendered pursuant to its Offer subject to confirmation that such Interests have been validly tendered in accordance with the terms of the Offer. If all of the Interests tendered are accepted for payment, the Company will pay $932,085 for such Interests, and the Company will then beneficially own a total of 30,277.279 Interests representing approximately 10.9% of the outstanding Interests.

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                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  October 2, 1996                 PUBLIC STORAGE, INC.



                                        By: /s/ Harvey Lenkin
                                            -------------------------------
                                            Harvey Lenkin
                                            President

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